                                 UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                   FORM 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


(Mark One)


    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF X 1934 (FEE REQUIRED)
- ----

    For the fiscal year ended December 31, 1994

                                       OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
- ----

For the transition period from                       to
                               ---------------------    ---------------------



Commission file number      0-10023
                       ------------------------------------------------------



A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

    Sudbury Savings and Profit-Sharing Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

    Sudbury, Inc.
    30100 Chagrin Blvd., Suite 203
    Cleveland, Ohio  44124

                    Sudbury Savings and Profit-Sharing Plan

                               December 31, 1994

                               TABLE OF CONTENTS

The following financial statements and schedules, prepared in accordance with the financial reporting requirements of ERISA, are furnished for the Plan.

Report of Independent Auditors

Statement of Net Assets Available for Plan Benefits as of December 31, 1994

Statement of Net Assets Available for Plan Benefits as of December 31, 1993

Statement of Changes in Net Assets Available for Plan Benefits for the Year
   Ended December 31, 1994

Statement of Changes in Net Assets Available for Plan Benefits for the Seven
   Month Period Ended December 31, 1993

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes as of December 31, 1994

Schedule of Reportable Transactions for the Year Ended December 31, 1994

Schedule of Assets Held for Investment Purposes as of December 31, 1993

Schedule of Reportable Transactions for the Seven Month Period Ended
   December 31, 1993

Consent of Ernst & Young LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Sudbury Savings and Profit-Sharing Plan

June 21, 1995

                                      By: /s/Mark E. Brody
                                          ---------------------------------
                                          Mark E. Brody
                                          Vice President and Chief Financial
                                          Officer of Sudbury, Inc.

                                 Annual Report

                              SUDBURY SAVINGS AND
                              PROFIT-SHARING PLAN



                           December 31, 1994 and 1993

                      PLAN SPONSOR AND PLAN ADMINISTRATOR

                                 Sudbury, Inc.
                              30100 Chagrin Blvd.,
                                   Suite 203
                             Cleveland, Ohio  44124

                         Report of Independent Auditors



Board of Directors
Sudbury Savings and Profit-Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of the Sudbury Savings and Profit Sharing Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1994 and the seven month period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Sudbury Savings and Profit Sharing plan at December 31, 1994 and 1993 and the changes in net assets available for Plan benefits for the year ended December 31, 1994 and the seven month period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedules of assets held for investment purposes as of December 31, 1994 and 1993 and reportable transactions for the year ended December 31, 1994 and the seven month period ended December 31, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



May 26, 1995

                    Sudbury Savings and Profit Sharing Plan


              Statement of Net Assets Available for Plan Benefits

                               December  31, 1994


                                           FIDELITY                                                         COMPANY
                                          RETIREMENT    FIDELITY      FIDELITY      FIDELITY               STOCK FUND
                                            MONEY     INTERMEDIATE      ASSET       GROWTH &   FIDELITY        AND
                                            MARKET        BOND         MANAGER       INCOME    MAGELLAN       OTHER       1994
                                             FUND         FUND          FUND        PORTFOLIO    FUND         ASSETS      TOTAL
                                        --------------------------------------------------------------------------------------------
           ASSETS
           Investments:
               Mutual funds                          $762,416      $1,688,677    $2,260,075   $3,058,107                $7,769,275
               Money market funds       $2,115,651      1,649           5,681         4,588        7,419      $39,678    2,174,666
               Common stock                                                                                   716,591      716,591
               Other investments                                                                               45,394       45,394
               Participant loans                                                                              268,001      268,001
                                        --------------------------------------------------------------------------------------------
           Total investments             2,115,651    764,065       1,694,358     2,264,663    3,065,526    1,069,664   10,973,927

           Contributions Receivable:
               Participants                 21,208      9,200          22,423        27,377       49,270        1,446      130,924
               Employer                     11,103      4,782          11,543        14,010       24,283          691       66,412
           Other receivable/(payable)        1,927      1,073             593         3,668        2,179      (34,679)     (25,239)
           Interfund transfers             (26,924)    (1,188)         (3,255)       60,895           37      (29,565)           0
                                        --------------------------------------------------------------------------------------------

           NET ASSETS AVAILABLE FOR
               PLAN BENEFITS            $2,122,965   $777,932      $1,725,662    $2,370,613   $3,141,295   $1,007,557  $11,146,024
                                        ============================================================================================

See notes to financial statements.


                    Sudbury Savings and Profit Sharing Plan


              Statement of Net Assets Available for Plan Benefits

                               December 31, 1993


                                           FIDELITY                                                     COMPANY
                                          RETIREMENT  FIDELITY    FIDELITY     FIDELITY                STOCK FUND
                                            MONEY   INTERMEDIATE   ASSET       GROWTH &     FIDELITY       AND
                                           MARKET      BOND       MANAGER       INCOME      MAGELLAN      OTHER        1993
                                            FUND       FUND         FUND       PORTFOLIO      FUND        ASSETS       TOTAL
                                       ----------------------------------------------------------------------------------------

           ASSETS
           Investments:
               Mutual funds                         $658,140    $1,299,859    $1,553,419   $1,961,159                $5,472,577
               Money market funds      $2,779,227                                                         $585,200    3,364,427
               Common stock                                                                                968,330      968,330
               Other investments                                                                           165,270      165,270
               Participant loans                                                                           303,931      303,931
                                       ----------------------------------------------------------------------------------------
           Total investments            2,779,227    658,140     1,299,859     1,553,419    1,961,159    2,022,731   10,274,535

           Contributions receivable:
               Participants                (6,509)    5 ,503        14,439        12,945       32,936       77,724      137,038
               Employer                    (1,080)     1,046         2,998         2,101        6,485       14,804       26,354
           Other receivable/(payable)       1,400        897         2,856         3,974        3,400      (13,586)      (1,059)
           Interfund transfers           (341,899)    96,448       210,264       375,091      442,496     (782,400)           0
                                       ----------------------------------------------------------------------------------------

           NET ASSETS AVAILABLE FOR
               PLAN BENEFITS           $2,431,139   $762,034    $1,530,416    $1,947,530   $2,446,476   $1,319,273  $10,436,868
                                       ========================================================================================

See notes to financial statements.

                    Sudbury Savings and Profit Sharing Plan


        Statement of Changes in Net Assets Available for Plan Benefits

                         Year Ended December 31, 1994


                                             Fidelity
                                            Retirement   Fidelity    Fidelity    Fidelity                 Company
                                              Money    Intermediate   Asset      Growth &     Fidelity   Stock Fund
                                              Market      Bond       Manager      Income      Magellan      and
                                              Fund        Fund        Fund       Portfolio     Fund      Other Assets   Total
                                          -------------------------------------------------------------------------------------
         Additions to net assets:
           Dividends and Interest            $84,610      $52,297     $65,216     $162,864     $104,286    $34,272     $503,545
           Net realized and unrealized
             depreciation of investments                  (68,292)   (171,447)    (111,096)    (158,432)  (158,127)    (667,394)
           Contributions:
             Participants                    190,389      113,437     279,197      283,046      573,712     10,054    1,449,835
             Employer                        116,040       54,381     128,696      143,278      267,723      4,423      714,541
                                          -------------------------------------------------------------------------------------
         Total additions                     391,039      151,823     301,662      478,092      787,289   (109,378)   2,000,527

         Deductions from net assets:
           Distributions to participants    (453,117)     (29,646)   (196,452)    (250,688)    (236,700)  (157,650)  (1,324,253)
           Interfund transfers               (87,674)    (106,886)     34,248       90,091       91,503    (21,282)           0
           Other                            (158,422)         607      55,788      105,588       52,727    (23,406)      32,882
                                          -------------------------------------------------------------------------------------
         Total deductions                   (699,213)    (135,925)   (106,416)     (55,009)     (92,470)  (202,338)  (1,291,371)

         Increase (decrease) in net
           assets available for Plan
           benefits                         (308,174)      15,898     195,246      423,083     694,819    (311,716)     709,156
         Net assets available for Plan
           benefits at beginning of year   2,431,139      762,034   1,530,416    1,947,530    2,446,476  1,319,273   10,436,868
                                          -------------------------------------------------------------------------------------


         NET ASSETS AVAILABLE FOR PLAN
           BENEFITS AT END OF YEAR        $2,122,965     $777,932  $1,725,662   $2,370,613   $3,141,295 $1,007,557  $11,146,024
                                          =====================================================================================

See notes to financial statements.

                   Sudbury Savings and Profit Sharing Plan

        Statement of Changes on Net Assets Available for Plan Benefits

                  Seven Month Period Ended December 31, 1993


                                                                                                              Fidelity
                                                   Fixed                                                      Retirement
                                                   Income                        Guaranteed     Balanced        Money
                                                   Fund         Equity Fund        Fund          Fund        Market Fund
                                        --------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
Dividends and interest                       $      41,995     $     3,901    $     5,237    $    30,891    $    2,041
Net realized and unrealized appreciation
  (deprection) of investments                       15,713           8,126        108,103         31,108
Contributions:
  Participants                                     111,147         115,188        198,675        115,723        18,305
  Employer                                          42,172          38,630        107,501         36,710         4,490
                                        --------------------------------------------------------------------------------------------
Total additions                                    211,027         165,845        419,516        214,432        24,836

Deductions from net assets:
  Distributions to participants                    (90,114)       (101,651)      (336,822)      (196,229)
  Interfund transfers                           (1,254,386)     (1,202,759)    (4,151,973)    (1,534,124)    2,404,530
  Other                                            (26,124)        (10,925)       (10,896)         9,859         1,773
                                        --------------------------------------------------------------------------------------------
Total deductions                                (1,370,624)     (1,315,335)    (4,499,691)    (1,720,494)    2,406,303
                                        --------------------------------------------------------------------------------------------

(Decrease) increase in net assets available
  for Plan benefits                             (1,159,597)     (1,149,490)    (4,080,175)    (1,506,062)    2,431,139
Net assets available for Plan benefits at
  begining of year                               1,159,597       1,149,490      4,080,175      1,506,062
                                        --------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
  END OF YEAR                                $           0     $         0    $         0    $         0    $2,431,139
                                        ============================================================================================

                                                           Fidelity      Fidelity                     Company
                                            Fidelity        Asset         Growth &       Fidelity    Stock Fund
                                          Intermediate      Manager        Income        Magellan     and Other
                                           Bond Fund        Fund         Portfolio        Fund         Assets        Total
                                        --------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
Dividends and interest                  $    4,684    $    51,402    $     1,246    $   113,097   $    20,305    $   274,799
Net realized and unrealized appreciation
  (deprection) of investments               (5,413)       (13,086)        30,015        (76,422)      354,465        452,609
Contributions:
  Participants                              11,361         25,743         26,491         50,186                      672,819
  Employer                                   2,370          5,550          5,162         10,409                      252,994
                                        --------------------------------------------------------------------------------------------
Total additions                             13,002         69,609         62,194         97,270       374,770      1,653,221

Deductions from net assets:
  Distributions to participants                                                                      (933,011)    (1,657,827)
  Interfund transfers                      747,986      1,457,768      1,880,312      2,345,417      (692,771)             0
  Other                                      1,046          3,039          4,304          3,789           464        (23,671)
                                        --------------------------------------------------------------------------------------------
Total deductions                           749,032      1,460,807      1,884,616      2,349,206    (1,625,318)    (1,681,498)
                                        --------------------------------------------------------------------------------------------

(Decrease) increase in net assets available
  for Plan benefits                        762,034      1,530,416      1,947,530      2,446,476    (1,250,476)       (28,277)
Net assets available for Plan benefits at
  begining of year                                                                                  2,569,821     10,465,145
                                        --------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
  END OF YEAR                           $  762,034    $ 1,530,416    $ 1,947,530    $ 2,446,476   $ 1,319,821    $10,436,868
                                        ============================================================================================

See notes to financial statements.

                    Sudbury Savings and Profit Sharing Plan

                         Notes to Financial Statements

                           December 31, 1994 and 1993




A.     SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Sudbury Savings and Profit-Sharing Plan (the
Plan) are prepared on the accrual basis. The accounting records are maintained by the plan sponsor and administrator, Sudbury, Inc. (the Company), in conjunction with National City Bank, as Trustee, who maintains and manages the assets and distributes benefits. Pittsburgh National Bank managed some assets during the transition of funds to the Plan's new trustee, as described in Note C.

Investments are valued at fair value representing quoted market prices or independently estimated at fair value if quoted market prices are not available, as certified by the Trustees.

The change in the difference between fair value and the cost of investments is reflected in the Statement of Changes in Net Assets Available for Plan Benefits as unrealized appreciation (depreciation) in the aggregate fair value of assets.

The Plan's sponsor pays administrative expenses and trustee fees on behalf of the Plan. Fees paid during the year to the Trustees were based on customary and reasonable rates for such services.

B.  DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan covering all employees of the Company who are not covered by a collective bargaining agreement and have completed three months of service and are age 21 or older.

Participants in the Plan may contribute from 1% to 10% of their pre-tax earnings through payroll deductions, except for highly compensated employees, whose contributions are limited to 5% of their compensation. Effective July 1, 1994, the Company amended the plan so that each employer matches 100% of pre-tax contributions attributable to the first 1% of the participant's compensation and 50% of pre-tax contributions attributable to the next 4% of the compensation of each participant. The previous employer match was 50% of the pre-tax contributions attributable to the first 2% of the participant's compensation. Participants may also make supplemental after-tax contributions ranging from 1% to 10% of their compensation. These contributions are not matched by the employer. The Company and respective Subsidiaries can also make discretionary contributions as determined annually by each company's Board of Directors. Participants are immediately vested in their pre-tax contributions and any earnings thereon.

                    Sudbury Savings and Profit-Sharing Plan

B.  DESCRIPTION OF THE PLAN--CONTINUED

Vesting in the employer contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% percent vested after five years of credited service.

Effective January 1, 1994 the plan was restated to provide that all participants whose employment commencement date occurred prior to March 1, 1993 or whose employment terminated in the event of death, permanent disability, retirement, or attainment of age 65, shall become fully vested to the extent of the balance in the participant's account at that time.

Effective December 1, 1993, the Plan changed the separate participant directed investment funds (fixed income fund, equity fund, guaranteed fund and balanced fund) to six new investment funds (Fidelity Retirement Money Market Fund, Fidelity Intermediate Bond Fund, Fidelity Asset Manager Fund, Fidelity Growth & Income Portfolio, Fidelity Magellan Fund, and a Company Stock Fund). Each participant elects the percentage of their employer and employee contributions to be invested in each fund.

Benefit distributions are generally made in single lump sum payments in cash. The Plan provides that in no event shall benefit payments commence later than the April 1 following the calendar year in which the participant attains age 70-1/2 years. Plan forfeitures are applied to reduce employer contributions.

Although the Company has not expressed an intent to do so, it has the right to terminate the Plan at any time. In the event of plan termination, participants will become 100 percent vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the summary plan description The Sudbury Savings and Profit-Sharing Plan for a more complete description of the Plan's provisions. Copies of this summary are available from the Plan administrator.

C.  INVESTMENTS

Effective December 1, 1993, National City Bank was appointed trustee of the Plan. The Plan's investments are managed and held by National City Bank and by Pittsburgh National Bank through November 30, 1993.

                    Sudbury Savings and Profit-Sharing Plan

C.  INVESTMENTS--CONTINUED

The following is a summary of the individual investments held by the Plan as of December 31, 1994 and 1993 which represent five percent or more of net assets available for plan benefits:

            INVESTMENTS AT FAIR VALUE                        1994                 1993

      Fidelity Magellan Fund (45,776 and 27,673 fund
        shares, respectively)                               $3,058,107           $1,961,159

      Fidelity Growth & Income Portfolio (107,163 and
        69,892 fund shares, respectively)                    2,260,075            1,553,419

      Fidelity Retirement Money Market Portfolio (2,111,935
        and 2,778,699 fund shares, respectively)             2,111,935            2,779,227

      Fidelity Asset Manager (122,102 and 84,391 fund
        shares, respectively)                                1,688,677            1,299,859

      Fidelity Intermediate Bond Fund (77,560 and 61,040
        fund shares, respectively)                             762,416              658,140

      Sudbury, Inc. Common Stock (121,973 and 139,196
        common stock shares, respectively)                     716,591              968,330

      PNC Financial Corp. Money Market Portfolio (585,200
        fund shares)                                                                585,200

D.  INCOME TAX STATUS

The Internal Revenue Service issued a determination letter on December 15, 1993 advising that the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code ("Code") and the trust established thereunder is entitled to exemption from federal income taxation under the provisions of
Section 501(a). The determination letter provides that continued qualification of the Plan will depend on its effect in operation under its present form. In the opinion of the plan administrator, the Plan is in operational compliance with Code Section 401(a).

The tax-exempt status of the Plan's trust does not apply to the taxability of distributions to participants under the Plan.

                    Sudbury Savings and Profit-Sharing Plan

E.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                           DECEMBER 31
                                                                      1994              1993
                                                                 ----------------------------------
    Net assets available for plan benefits per the
      financial statements                                          $11,146,024       $10,436,868
    Amounts allocated to withdrawn participants                         107,373           254,308
                                                                 ----------------------------------

    NET ASSETS AVAILABLE FOR PLAN BENEFITS PER FORM 5500            $11,038,651       $10,182,560
                                                                 ==================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500.

                                                                                      FOR THE
                                                                                    SEVEN MONTH
                                                                YEAR ENDED          PERIOD ENDED
                                                                DECEMBER 31,         DECEMBER 31,
                                                                   1994                 1993
                                                                 --------------    ----------------
    Distributions to participants per the financial
      statements                                                   $1,324,253          $1,657,827
    Add:
      Amounts allocated on Form 5500 to withdrawn
        participants                                                  107,373             254,308
    Less:
      Amounts allocated on Form 5500 to withdrawn
        participants at December 31, 1993 and
        May 31, 1993                                                 (254,308)         (1,018,102)
                                                                 --------------    ----------------

    BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500
                                                                   $1,177,318            $894,033
                                                                 ==============    ================


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but which had not been paid.

                    Sudbury Savings and Profit-Sharing Plan

F.  TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest consist of purchases and sales of common trust fund investments sponsored by National City Bank and Pittsburgh National Bank.

At December 31, 1994, the Plan held 121,973 shares of common stock of Sudbury, Inc. with a fair value of $716,591. At December 31, 1993, the Plan held 139,196 shares of the common stock of Sudbury, Inc. with a fair value of $968,330.

G.  SHORT PERIOD PLAN YEAR

Effective December 1, 1993, the Company changed the Plan's year-end from May 31 to a calendar year-end. Under the provisions of DOL Regulations Section 2520.104-50, the audit of the short period plan year ending December 31, 1993 was deferred. The financial statements and supplemental schedules for the short plan year have been included in this annual report.

                    Sudbury Savings and Profit-Sharing Plan

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes

                               December 31, 1994


                                        Description
         Identity of Issue             of Investments            Historical Cost        Current Value
- -----------------------------------------------------------------------------------------------------------------------------------
Fidelity Asset Manager               122,102 Fund Shares           $ 1,860,254           $ 1,688,677

Fidelity Magellan Fund               45,776 Fund Shares              3,277,799             3,058,107

Fidelity Growth & Income
    Portfolio                        107,163 Fund Shares             2,341,132             2,260,075

Fidelity Intermediate
    Bond Fund                        77,560 Fund Shares                827,246               762,416

Fidelity Retirement Money Market
    Portfolio                        2,111,935 Fund Shares           2,111,935             2,111,935

Sudbury, Inc.                        121,973 Common Stock
                                       Shares                        1,132,698               716,591

Prudential Oil & Gas Limited         Various Mineral Interests-18%
    Partnership                        Interest in Partnership         101,022                45,394

National City Corporation Money
    Market Portfolio                 62,731 Fund Shares                 62,731                62,731

Participant Loans                    Interest rates ranging from
                                       7% to 12%                       268,001               268,001
                                                                 --------------------------------------

                                                                   $11,982,818           $10,973,927
                                                                 ======================================

                    Sudbury Savings and Profit-Sharing Plan

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

                      For the Year Ended December 31, 1994


                                                                           Current Value
                            Purchase         Selling         Cost of       of Assets on         Gain
Description of Assets        Price           Price         Assets Sold    Transaction Date     (Loss)
- -----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (i)-SINGLE TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS

NCC Funds Money Market
  Portfolio                $  688,284                                      $  688,284


NCC Funds Money Market
  Portfolio                               $  688,284      $  688,284          688,284


Fidelity Retirement Money
  Market Portfolio                           738,600         738,600          738,600

CATEGORY (iii)-SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS

NCC Funds
  Money Market Portfolio
  Purchases -- 105          2,589,096                                       2,589,096
  Sales    --   42                         2,589,096       2,589,096        2,589,096

NCC Funds
  Money Market Portfolio-
  Non
  Purchase -- 191           1,649,770                                       1,649,770
  Sales   --   97                          1,638,760       1,638,760        1,638,760

NCC Money
  Market Portfolio-
  Disc
  Purchases -- 175          1,762,576                                       1,762,576
  Sales     --  87                         1,710,854       1,710,854        1,710,854

Fidelity Asset Manager
  Purchases --  29            794,731                                         794,731
  Sale     --    9                           235,317         247,180          235,317          $(11,863)

Fidelity Magellan Fund
  Purchases --  29          1,512,965                                       1,512,965
  Sales    --    8                           257,717         272,221          257,717           (14,504)

                    Sudbury Savings and Profit-Sharing Plan


     Form 5500, Line 27(d)--Schedule of Reportable Transactions--Continued




                                                                             Current Value
                              Purchase         Selling         Cost of        of Assets on        Gain
   Description of Assets       Price           Price         Assets Sold    Transaction Date     (Loss)
- -----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii)-SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS--CONTINUED

Fidelity Retirement Money
  Market Portfolio
  Purchases --  31       $  823,309                                        $  823,309
  Sales     --  10                         $1,490,073      $1,490,073       1,490,073

Fidelity Growth & Income
  Portfolio
  Purchases -- 31         1,027,901                                         1,027,901
  Sales     -- 10                             209,733         209,758         209,733         $(25)


There were no category (ii) or (iv) reportable transactions during 1994.

                    Sudbury Savings and Profit-Sharing Plan


     Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes

                               December 31, 1993


                                              Description
         Identity of Issue                  of Investments             Historical Cost        Current Value
- -----------------------------------------------------------------------------------------------------------------------------------

Fidelity Asset Manager               84,391 Fund Shares               $ 1,312,703           $ 1,299,859

Fidelity Magellan Fund               27,673 Fund Shares                 2,037,055             1,961,159

Fidelity Growth & Income
    Portfolio                        69,892 Fund Shares                 1,522,988             1,553,419

Fidelity Intermediate Bond
    Fund                             61,040 Fund Shares                   663,426               658,140

Fidelity Retirement Money Market
    Portfolio                        2,778,699 Fund Shares              2,779,227             2,779,227

Sudbury, Inc.                        1,298,092 Common Stock
                                      Shares                            1,298,092               968,330

PNC Financial Corp. Money Market
    Portfolio                        585,200 Fund Shares                  585,200               585,200

Prudential Oil & Gas Limited         Various Mineral Interests-18%
    Partnership                       Interest in Partnership             101,022                61,196

General American Life Insurance      4,031 shares of a Variable
    Co.                               rate group investment
                                      contract                             91,603               104,074

Participant Loans                    Interest Rates ranging from
                                      7%-12%                              303,931               303,931
                                                                   ----------------------------------------

                                                                      $10,695,247           $10,274,535
                                                                   ========================================

                    Sudbury Savings and Profit-Sharing Plan

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

               For the Seven Month Period Ended December 31, 1993

                                                                                   Current Value
                                  Purchases         Selling           Cost of       of Assets on          Gain
  Description of Assets             Price            Price          Assets Sold    Transaction Date      (Loss)
- -----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (i)-SINGLE OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS

The PNC Fund Core Equity
  Portfolio                       $  966,015                        $  966,015       $  966,015

The PNC Fund Core Equity
  Portfolio                                       $  952,613           956,033          952,613          $ (3,420)

 The PNC Fund Managed
  Income Portfolio                                 1,210,655         1,161,226        1,210,655            49,429


The PNC Fund Managed
  Income Portfolio                                   705,016           671,121          705,016            33,895


PNC EBT Growth Equity
  Fund                                               966,015           856,162          966,015           109,853


PNC Investment Contract
  Fund                                             3,812,732         3,182,188        3,812,732           630,544


PNC Money Market
  Institutional Class                966,015                           966,015          966,015


PNC Money Market
  Institutional Class                966,008                           966,008          966,008



Fidelity Magellan Fund             1,904,117                         1,904,117        1,904,117


Fidelity Growth & Income
  Portfolio                        1,506,050                         1,506,050        1,506,050


Fidelity Intermediate Bond
  Fund                               651,896                           651,896          651,896


Fidelity Asset Manager             1,248,192                         1,248,192        1,248,192


Fidelity Retirement Money
  Market Portfolio                 2,747,795                         2,747,795        2,747,795

                     Sudbury Savings and Profit-Sharing Plan


    Form 5500, Line 27(d)--Schedule of Reportable Transactions--Continued




                                                                                Current Value
                               Purchases         Selling         Cost of       of Assets on          Gain
  Description of Assets          Price            Price        Assets Sold    Transaction Date      (Loss)
- -----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)-SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS


The PNC Fund Core Equity
  Portfolio
  Purchases -- 8             $1,394,232                                          $1,394,232
  Sales     -- 4                               $1,388,777        $1,394,232       1,388,777      $ (5,455)

The PNC Fund Managed
  Income Portfolio
  Purchases -- 8                280,493                                             280,493
  Sales     -- 9                                2,200,701         2,102,133       2,200,701        98,568

The PNC Fund Value
  Equity Portfolio
  Purchases -- 18               105,669                                             105,669
  Sales    --   4                                 610,501           546,447         610,501        64,054

PNC EBT Growth Equity
  Fund
  Purchases -- 2                144,813                                             144,813
  Sales    --  6                                1,482,497         1,308,898       1,482,497        173,599

PNC Investment Contract
  Fund
  Purchases -- 2                190,000                                             190,000
  Sales     -- 4                                4,096,071         3,419,973       4,096,071        676,098

PNC Money Market
  Institutional Class
  Purchases -- 269            5,669,842                                           5,669,842
  Sales     -- 135                              6,746,442         6,746,442       6,746,442

Fidelity Magellan Fund
  Purchases -- 5              2,037,055                                           2,037,055

                    Sudbury Savings and Profit-Sharing Plan


     Form 5500, Line 27(d)--Schedule of Reportable Transactions--Continued



                                                                               Current Value
                               Purchases         Selling         Cost of        of Assets on         Gain
  Description of Assets          Price            Price        Assets Sold    Transaction Date      (Loss)
- -----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii)-SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS--CONTINUED

Fidelity Growth & Income
  Portfolio
  Purchases -- 2                $1,522,988                                        $1,522,988

Fidelity Intermediate Bond
  Fund
  Purchases -- 4                   663,426                                           663,426

Fidelity Asset Manager
  Purchases -- 5                 1,312,703                                         1,312,703

Fidelity Retirement Money
  Market Portfolio
  Purchases -- 2                 2,779,227                                         2,779,227


There were no category (ii) or (iv) reportable transactions during the seven month period ending December 31, 1993.

                        Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-52727) pertaining to the Sudbury Savings and Profit-Sharing Plan of our report dated May 26, 1995, with respect to the financial statements of the Sudbury Savings and Profit-Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994 and the seven month period ended December 31, 1993.



                                                               Ernst & Young LLP





Cleveland, Ohio
June 20, 1995